SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

Years ended at December 31, 2006 and 2005,
with Report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the consolidated balance sheets of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, drawn up on December 31, 2006 and 2005, and related consolidated statements of income, statements of shareholders’ equity and statements of changes in financial position, corresponding to the year ended on those dates, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with the auditing rules applicable in Brazil and comprised: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates adopted by the Companies’ Management, as well as evaluating the overall financial statement presentation.

In our opinion, the aforementioned financial statements fairly represent, in all material aspects, the consolidated equity and financial position of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries on December 31, 2006 and 2005, the related consolidated results of operations, the pro forma shareholders’ equity, and consolidated changes in financial position referring to the year ended on those dates, pursuant to the accounting practices adopted in Brazil.

We conducted our audits with the purpose of issuing an option about the financial statements referred to in the first paragraph. The consolidated social balance sheet and the statements of cash flow and the value added of the parent company and consolidated prepared according to the accounting practices adopted in Brazil are being presented to provide additional information on the Company, although they are not required as part of the financial statements. These statements have been submitted to audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material aspects concerning the financial statements taken as a whole.

Tha accounting practices in Brazil differ in some significative aspects to the accounting practices applicable in the United States of America. The information relative to the nature and effect of such differences are presented in the Note 2 to the financial statements.

São Paulo, January 29, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

		Parent Company		Consolidated

	Note	2006	2005	2006	2005

ASSETS
Current assets
Cash and cash equivalents	3	136,332	36,632	699,990	129,304
Short-term investments	3	473,166	210,408	1,006,356	739,731
Accounts receivable	4	-	-	659.306	563.958
Deferred taxes and carryforwards	5	13,467	11,037	73,451	20,022
Inventories	6	-	-	75,165	40,683
Prepaid expenses		464	864	64,496	39,907
Dividends receivable		173,372	349,506	-	-
Other credits	7	86,312	-	145,817	13,102

Total current assets		883,113	608,447	2,724,581	1,546,707

Non-current assets
Deposits for aircraft leasing
contracts		-	-	40,787	29,618
Deferred taxes and carryforwards	5	-	45,000	23,466	62,121
Credits with lessors companies		130,068	95	145,593	35,553
Investments	7	1,179,229	1,038,677	2,281	1,829
Property, plant and equipment (include
advances for aircraft acquisition of R$
436,911 in 2006 and R$356,765 in 2005)	8	-	-	795,430	580,028
Deferred and judicial deposits		-	-	48,030	-

Total non-current assets		1,309,297	1,083,772	1,055,587	709,149

Total assets		2,192,410	1,692,219	3,780,168	2,255,856

		Parent Company		Consolidated

	Note	2006	2005	2006	2005

LIABILITIES
Current
Short-term borrowings	9	-	-	140,688	54,016
Suppliers		185	-	124,110	73,924
Payroll and related charges		-	-	64,954	39,947
Tax obligations	5	44,478	17,051	100,177	57,186
Landing fees and duties		-	-	39,217	26,564
Airtraffic liability	2a	-	-	335,268	217,800
Dividends and interest on
shareholder’s equity	12d	42,961	101,482	42,961	101,482
Employee profit sharing	16	-	-	22,867	31,691
Insurance		-	-	44,897	25,371
Other liabilities		36,827	771	40,376	25,545

Total current liabilities		124,451	119,304	955,515	653,526

Non-current Liabilities
Long-term borrowings	9	-	-	726,981	-
Provision for contingencies and others	10	-	-	29,713	29,415

Shareholders’ equity
Capital stock	12 a	993,654	991,204	993,654	991,204
Capital reserves	12 b	89,556	89,556	89,556	89,556
Profit reserves	12 c	989,071	485,744	989,071	485,744
Total comprehensive income,
net of taxes	2r and 17a	(4,322)	6,411	(4,322)	6,411

Total shareholders’ equity		2,067,959	1,572,915	2,067,959	1,572,915

Total liabilities		2,192,410	1,692,219	3,780,168	2,255,856

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME
Years ended on December 31, 2006 and 2005
(In thousands of reais, except per share profit)

		Parent Company		Consolidated

	Note	2006	2005	2006	2005

Gross operating revenue

Passenger	2a	-	-	3,722,046	2,642,699

Cargo	2a	-	-	126,096	78,599

Others		-	-	103,716	56,786

		-	-	3,951,858	2,778,084

Income taxes and contributions		-	-	(149,841)	(108,994)

Net operating revenues		-	-	3,802,017	2,669,090

Cost of services rendered	13	-	-	(2,577,111)	(1,745,565)

Gross profit		-	-	1,224,906	923,525

Operating expenses (income)
Commercial expenses	13	-	-	(414,597)	(335,722)
Administrative expenses	13	(8,664)	(1,733)	(201,367)	(77,341)
Interest expenses	14	(135,128)	(127,661)	(256,565)	(219,072)
Interest income	14	238,201	31,518	399,376	185,730
Others income		48,665	-	-	-

		143,074	(97,876)	(473,153)	(446,405)

Results of equity interest
Equity accounting		536,315	375,429	-	-

Non-operating results	8	-		98,071

Income before income tax and social
contribution		679,389	277,553	849,824	477,120

Income tax and social contribution	5	(118,804)	33,278	(289,239)	(166,289)

Income before reversal of interest on
shareholder´s equity	12 a	560,585	310,831	560,585	310,831

Reversal of interest on shareholder’s equity	12	123,887	113,670	123,887	113,670

Net income		684,472	424,501	684,472	424,501

Number of outstanding shares on the
balance sheet date		196,206,466	195,972,633	196,206,466	195,972,633

Earnings per share (R$)		3.49	2,17	3.49	2.17

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended on December 31, 2006 and 2005
(In thousands of reais)

	Capital Stock		Capital reserves		Profit reserves

				Subsidiary’s			Accumulated
				special			other
	Sbuscribed	Unrealized	Tax	goodwill	Legal	Reinvestment	comprehensive	Retained
	capital	capital	incentives	reserve	reserve	reserve	income	earnings	Total

Balance on December 31, 2004	719,474	-	60,369	29,187	11,990	167,123	-	-	988,143

Capital increase on April 27, 2005	193,890	-	-	-	-	-	-	-	193,890
Capital increase on May 2, 2005	77,440	-	-	-	-	-	-	-	77,440
Capital increase on October 25, 2005	400	-	-	-	-	-	-	-	400
Capital increase on December 21, 2005	1,739	(1,739)	-	-	-	-	-	-	-
Total comprehensive income, net of taxes	-	-	-	-	-	-	6,411	-	6,411
Net income for the period	-	-	-	-	-	-	-	424,501	424,501
Proposed profit allocation:
Legal reserve	-	-	-	-	21,225	-	-	(21,225)	-
Dividends and interest on own capital	-	-	-	-	-	-	-	(117,870)	(117,870)
Reinvestment reserve	-	-	-	-	-	285,406	-	(285,406)	-

Balance on December 31, 2005	992,943	(1,739)	60,369	29,187	33,215	452,529	6,411	-	1,572,915

Realized capital increase	711	1,739	-	-	-	-	-	-	2,450
Total comprehensive income, net of taxes	-	-	-	-	-	-	(10,733)	-	(10,733)
Net income for the period	-	-	-	-	-	-	-	684,472	684,472
Proposed profit allocation:
Legal reserve	-	-	-	-	34,224	-	-	(34,224)	-
Dividends and interest on own capital	-	-	-	-	-	-	-	(181,145)	(181,145)
Reinvestment reserve	-	-	-	-	-	469,103	-	(469,103)	-

Balance on December 31, 2006	993,654	-	60,369	29,187	67,439	921,632	(4,322)	-	2,067,959

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Year ended on December 31, 2006 and 2005
(In thousands of reais)

		Parent Company		Consolidated

	Note	2006	2005	2006	2005

FINANCIAL RESOURCES
Resources generated by (used on) operations
Net income for the period		684,472	424,501	684,472	424,501
From operations:
Items that not affection working capital:
Equity accounting		(536,315)	(375,429)	-	-
Depreciation and amortization	13	-	-	58,252	36,206
Deferred taxes	5	(37,782)	(33,278)	(31,533)	(23,287)

		110,375	15,794	711,191	437,420
From shareholders:
Tax benefit contributed by shareholders		2,450	-	2,450	-
Capital increase	12a	-	271,730	-	271,730

		2,450	271,730	2,450	271,730
From third-parties:
Decrease in non-current assets		-	390,788	-	-
Increase in non-current liabilities		-	-	727,279	5,889
Decrease in investments		395,763		-
Total comprehensive income, net of taxes	17	-	6,411	-	6,411

Total resources		508,588	684,723	1,440,920	721,450

USE OF RESOURCES
In operations:
Proposed dividends and interest on shareholder’s equity		181,145	117,870	181,145	117,870
Investments in subsidiaries		-	97,032	452	569
Acquisition of property, plant and equipment, including
pre-delivery deposits		-	-	273,654	484,129
Decrease in non-current liabilities		-	-	-	7,865
Total comprehensive income, net of taxes		10,733	-	10,733	-
Investments in others non-current assets		47,191	96	99,051	12,072

Total investments		239,069	214,998	565,035	622,505

Increase in net working capital		269,519	469,725	875,885	98,945

Change in net working capital
Current assets:
At end of the period		883,113	608,447	2,724,581	1,546,707
At beginning of the period		608,447	80,541	1,546,707	1,312,050

		274,666	527,906	1,177,874	234,657
Current liabilities:
At end of the period		124,451	119,304	955,515	653,526
At beginning of the period		119,304	61,123	653,526	517,814

		5,147	58,181	301,989	135,712

Increase in net working capital		269,519	469,725	875,885	98,945

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay and Chile. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operating costs and high utilization and efficiency levels.

Gol Linhas Aéreas Inteligentes S.A. was incorporated on March 12, 2004, having as shareholders the Grupo Áurea companies: Aeropar Participações S.A and Comporte Participações S.A. Aeropar Participações S.A. and Comporte Participações S.A. are companies controlled by members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. In March 2006, due to a restruction of the Company’s corporate shareholdings, the shares held by Aeropar Participações S.A. and Comporte Participações S.A. were transferred to the Fundo de Investimento em Participações ASAS.

The wholly-owned subsidiary GOL, incorporated on August 1, 2000, has as main corporate purpose the regular air transportation of passengers, cargo and express courier in the domestic and foreign territories, under the concession regime as authorized by the Brazilian Civil Aviation Department – DAC (now Civil Aviation National Agency – ANAC), of the Ministry of Aeronautics, by means of the Ordinance No. 1109/DGAC as of August 18, 2000.

The Company started its operations on January 15, 2001 and, on December 31, 2006, operated a 65-aircraft fleet, comprised of 21 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300. During 2006, the Company inaugurated 10 new destinations, increasing served destinations to 55 (48 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Uruguay, 1 in Paraguay and 1 in Chile).

During the third quarter of 2006, the Company inaugurated its center for aircraft maintenance in Confins – MG.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of reais)

1. Business Overview – Continued

On December 31, 2006 and 2005, the Company’s share ownership structure is as follows:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

Fundo de Investimento ASAS	100.00%	35.79%	71.00%	-	-	-
Aeropar Participações S.A.	-	-	-	100.00%	36.40%	71.92%
Comporte Participações S.A.	-	-	-	-	3.87%	1.71%
Others	-	3.04%	1.37%	-	0.82%	0.36%
Market	-	61.17%	27.63%	-	58.91%	26.01%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

On December 31, 2006 and 2005, the Company has the following share participations:

	Share participations

	2006	2005

Gol Transportes Aéreos S.A. (GOL)	100%	100%
Gol Finance LLP	-	100%
Gol Finance	100%	-
GAC Inc.	100%	-

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing. The Gol Finance LLP was ended in 2006 and its assets and rights were transfered to GAC Inc.

2. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements even comprise the additional requirements of BOVESPA Novo Mercado (New Market).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

The financial statements include the following supplementary information that the Management considers material for the market:

Appendix I – Statements of cash flow - prepared according to the indirect method, using accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors.

Appendix II – Statements of value added – prepared according to the Brazilian Accounting Rules, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM.

Appendix III – Statement of Environmental and Social Information – prepared according to the Brazilian Accounting Rules (not audited).

The main accounting practices and criteria adopted by the Company are described as follows:

a) Recognition of revenues

Revenues are appropriated in compliance with the accrual basis method. Passenger transportation revenues are recognized after the effective provision of services. Tickets sold and corresponding air traffic liabilities are shown in current liabilities, having as utilization term the period of one year.

Cargo transportation revenues are recognized when the transport is executed. Other revenues are represented by charter services, flight reservation change rates and other services, which are recognized when services are provided.

b) Cash and cash equivalents, financial investments and short-term investments

Financial investments with maturity not over 90 days from the balance sheet date are classified as Cash and cash equivalents and shown by the investment amount, plus remunerations proportionally contracted and recognized up to the balance sheet date. Short-term investments of fixed income, variable income, public securities and certificates of bank deposits (CDB) refer to financial investments redeemable in a term over 90 days from the balance sheet date and are represented by securities acquired with the purpose of being frequently and actively traded, classified as securities for trading. Such investments are evaluated and accounted by the market value determined based on quotations or estimates, and realized and unrealized gains and losses are recognized in the result.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued c) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

d) Inventories

Inventories are comprised of consumption material, parts and maintenance material. They include imports in progress and are presented at their acquisition cost, reduced by obsolescence provisions, when applicable, not surpassing the market value.

e) Deposits for leasing contracts

As defined in the operational lease contracts, all aircraft operated by the Company are leased in the operating leasing mode with no purchase option clause, the Company makes lease contract deposits for leasing companies. These deposits are denominated in US dollars, do not earn interest and are repayable at the end of the contract.

f) Investments

The investments in subsidiaries are recognized under the equity accounting method. The financial statements of the subsidiaries are prepared based on accounting practices in accordance with the Company’s. The financial statements of Gol Finance LLP, Gol Finance and Gac Inc. are converted into Brazilian Reais considering that its functional currency is the Real and that certain non-monetary items are maintained at the historical cost in foreign currency and are converted using the foreign exchange rate at the begging of the transaction. The monetary items are converted based on the historical foreign exchange rate in force on the balance sheet date with the corresponding foreign exchange variations recognized as financial income.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

g) Property, plant and equipment

Property, plant and equipment is recorded by acquisition cost, which includes financial charges incurred during the aircraft construction stage, minus respective accumulated depreciation, calculated by the straight-line method with the rates taking into consideration the estimated useful life of the assets. Improvements in third-party assets of aircrafts, furnitures and airport bases are depreciated based on rent contracts. Recovery of property, plant and equipment in the course of future operations is periodically evaluated.

h) Deferred charges

Deferred charges are comprised by the remaining balance of pre-operating expenses and expenses that will benefit deferred income and may be amortized in a period of 2 to 5 years.

i) Assets and liabilities in foreign currency or subject to indexation

They are restated based on foreign exchange rates and indices effective on the balance sheet date.

j) Operational leasings

Monthly contract liabilities resulting from aircraft operational leasing contracts without a purchase option clause are appropriated to the result by the time they are incurred.

k) Financial revenues (expenses)

Financial revenues represent accrued interest, foreign exchange variations of assets, financial investment gains and financial derivative instrument gains. Financial expenses include interest expenses on loan, foreign exchange and monetary variations of liabilities and losses with financial derivative instruments.

l) Income tax and social contribution

Provision for income tax is calculated at the 15% rate plus a 10% additional on the exceeding taxable income at R$ 240 a year, and social contribution is constitutes at 9% rate on the taxable base.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued December 31, 2006 and 2005 (In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

l) Income tax and social contribution – Continued

Deferred income tax and social contribution arise from accumulated tax losses, social contribution negative base and from temporary additions to the taxable income. Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations.

The fiscal credit arising from goodwill incorporated by the Company is being amortized on a straight-line basis in 60 months.

m) Employee profit sharing

The provision for employee profit sharing is monthly constituted based on Management’s estimates, considering the targets established for the year, and recorded as payroll expenses.

n) Provision for contingencies

Provision for contingencies is constituted based on the options of legal consultants by amounts sufficient to cover losses and risks considered probable.

o) Use of estimates

The preparation of the financial statements in accordance with the accounting practices require that the Management makes estimates based on assumptions affecting the value of assets, liabilities, revenues and expenses and disclosures presented in the financial statements. The effective results may differ from these estimates.

p) Consolidation

The consolidation process of balance and result accounts adds up horizontally the balances of the accounts of assets, liabilities, revenues and expenses, according to their nature, supplemented by the elimination of the interests of the parent company in the capital, reserve and retained earnings of the subsidiaries. The exclusive funds recorded as short-term investments are consolidated.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

q) Proposed profit allocation

The financial statements reflect the Board of Directors’ proposal for the allocation of the net income for the year in the assumption of its approval by the Annual General Meeting.

r) Derivatives

In order to protect a part of the Company’s exposure from variations of foreign exchange rates and from the increase in fuel prices, the Company uses oil and foreign exchange financial derivative instruments. Those instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to increases in fuel price. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in the compensation of variations in aircraft fuel prices and serving as a short-term protection against strong increases in the average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged assets prices. As most of the Company’s fuel derivatives is not traded on stock exchanges, the Company estimates their fair values. The fair value of derivative instruments, depending on the type, is determined based on evaluation methods of present value and option appreciation models that use assumptions on the market price of commodities. Furthermore, as there is not a reliable futures market for aircraft fuel, Management estimates aircraft fuel future prices to measure the effectiveness of derivatives to offset variations in prices.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

r) Derivatives – Continued

Aiming to record, demonstrate and disclose transactions with financial derivative instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company started, as of January 2005, to measure the effectiveness of financial derivative instruments used with the specific purpose of market risk coverage based on their fair values, and to recognize the non effective portion of realized results of the transactions with financial derivative instruments directly in the financial result for the year, as the effective portion of realized results is recognized by means of adjusting revenues and expenses related to the items, covered. Unrealized results or the variation of the market fair value are recognized in the shareholders’ equity and recognized in the result at the settlement date of the contracts.

The accounting policy for effectiveness measurement of derivative instruments was defined based on the Company’s risk management policy that considers effective instruments which offset between 80% and 125% of the change in the price of the item to which protection was contracted.

The market value of financial derivative instruments is calculated based on usual market practices, using closing amounts in the period and material underlying quotations, except for option contracts, whose values are determined by means of the adoption of a pricing methodology (Black & Scholes), and the variables and information related to volatility ratios are obtained by means of acknowledged market information providers.

s) Sale and leaseback transactions

The gains on sale-leaseback transactions are fully recognized, in the date of the transaction, as non-operational results.

t) Return conditions

The Company operates leased aircraft based on operating lease agreements. The lease agreements establish the conditions in which the aircraft will have to be returned at the end of the leasing period. Depending on the aircraft and its parts utilization and maintenance conditions, at the date of the end of the agreement, the Company may be asked to make additional payments to the lessor regarding such contractual obligations. The Company accrues those costs, if any, on the date the payments can be estimated as highly probable. Currently there is no accrual constituted for this purpose.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

u) Earnings per share

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

v) Conciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, mainly in respect with the allocation of maintenance expenses to the result. On December 31, 2006, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 126,120 higher (R$88,729 lower on December 31, 2005) due to this difference and the respective tax effects and also to the full recognition of the gains on sale and leaseback transactions, in comparison with net income under USGAAP. At the same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 126,424 lower (R$ 249,416 on December 31, 2005) lower due to the differences mentioned above, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	2006	2005	2006	2005

Cash and cash equivalents
Cash and banks	2,388	210	66,875	25,964
Financial Investments	133,944	36,422	633,115	103,340

	136,332	36,632	699,990	129,304

Short-term Investments
Government securities	289,373	32,687	449,374	286,800
Bank Deposits Certificates – CDB	183,793	177,721	207,057	452,931
Debentures	-	-	349,925	-

	473,166	210,408	1,006,356	739,731

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.05% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.81% per month and government securities issued by the U.S. Government (T-Bills) and securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 0.92% per month, being these held by GAC Inc.

The Company holds 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments – Continued

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to hedge agreement guarantees was R$ 9,565 as of December 31, 2006. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 17.

4. Accounts receivable

	Consolidated

	2006	2005

Credit Cards Administrators	540,800	498,398
Travel Agencies	74,522	53,415
Cargo Agencies	10,386	6,065
Other	43,964	10,970

	669,672	568,848
Allowance for doubtful accounts	(10,366)	(4,890)

	659,306	563,958

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	2006	2005

Balances in the beginning of the year	4,890	3,547
Additions	8,037	2,645
Recoveries	(2,561)	(1,302)

Final balances of the year	10,366	4,890

The ageing of the accounts receivable is as follows:

	Consolidated

	2006	2005

Not past-due	656,682	558,937
Past-due for less than 30 days	1,762	2,521
Past-due for 31 to 60 days	1,064	1,880
Past-due for 61 to 90 days	382	223
Past-due for 91 to 180 days	1,287	929
Past-due for 181 to 360 days	3,675	1,111
Past-due for more than 360 days	4,820	3,247

	669,672	568,848

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

5. Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution

	Parent Company		Consolidated

	2006	2005	2006	2005

Carryforwards
PIS and Cofins credits	26	448	1,349	520
Prepayment of IRPJ and CSSL	5,799	5,799	37,500	6,221
IRRF on financial investments	-	4,790	9,386	4,790
Other	424	-	12,161	2,605

	6,249	11,037	60,396	14,136

Deferred income tax and social contribution tax
Accumulated tax losses and social contribution negative basis	7,218	45,000	7,218	45,000
Tax credits arising from incorporation (note 11b)	-	-	13,621	19,458
Temporary differences	-	-	15,682	3,549

	7,218	45,000	36,521	68,007

	13,467	56,037	96,917	82,143

Short-term	(13,467)	(11,037)	(73,451)	(20,022)

Long-term	-	45,000	23,466	62,121

As further detailed, the forecast of the generation of future taxable income, supported by the Company’s business plans and approved by the Board of Directors, indicates the existence of taxable income in sufficient amount to realize the tax credits:

	2008	2009	Total

Forecasted realization	21,519	1,947	23,466

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

5. Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution – Continued

	Income Tax and Social Contribution

	Parent Company		Consolidated

Descrição	2006	2006	2006	2005

Income before income tax and social contribution	679,389	277,553	849,824	477,120

Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution based on the combined tax rate	230,992	94,368	288,940	162,221
Other permanent differences	(112,188)	(127,646)	299	4,068

Income tax and social contribution debited to the result	118,804	(33,278)	289,239	166,289

Effective rate	17.5%	-12,0%	34.0%	34.9%

Current income tax and social contribution	81,022	-	257,706	189,576
Deferred income tax and social contribution	37,782	(33,278)	31,533	(23,287)

	118,804	(33,278)	289,239	166,289

6. Inventories

	Consolidated

	2006	2005

Consumable material	4,701	3,149
Parts and maintenance material	45,763	15,644
Prepayment to suppliers	20,024	14,976
Other	4,677	6,914

	75,165	40,683

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

7. Investments in Subsidiaries

(a) Relevant information on subsidiaries:

	Total owned	Participation	Capital		Net income of
Subsidiaries	shares	%	stock	Equity	subsidiaries

Gol Transportes Aéreos S.A.	451,072,643	100	526,489	700,692	475,342
Gol Finance	50,000	100	-	-	(14,584)
Gac Inc	50,000	100	-	75,697	75,557
Gol Finance LLP	Does not have	100	-	-	-

(b) Turnover of investments:

	Gol
	Transportes	Gol Finance	GAC	Total of
	Aéreos S.A.	LLP	Inc.	Investments

Balances at December 31, 2004	496,863	69,353	-	566,216
Amount received by capital increase	390,789	-	-	390,789
Capital raise in foreign subsidiaries	-	277,862	-	277,862
Equity accounting	369,666	5,763	-	375,429
Dividends paid	(578,030)	-	-	(578,030)
Unrealized hedge results	6,411	-	-	6,411

Balances at December 31, 2005	685,699	352,978	-	1,038,677
Equity accounting result	475,342	(14,584)	75,557	536,315
Unrealized hedge results	(10,733)	-	-	(10,733)
Prepaid dividends	(310,202)	-	-	(310,202)
Interest on shareholder’s equity	(139,414)	-	-	(139,414)
Capital increase	-	64,586	-	64,586
Assets transfer	-	(402,980)	402,980	-

Balance at December 31, 2006	700.692	-	478.537	1.179.229

The Management of the wholly-owned subsidiary GOL is proposing the distribution of dividends represented by the total amount of the net income of the year after the deduction of the legal reserve and the totality of the profit reserves at December 31, 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

8. Property, Plant and Equipment

		2006			2005

	Depreciation	Cost	Accumulated	Net value	Net value
	rate		depreciation

Flight equipment
Aircraft	5%	41,795	(15,131)	26,664	-
Spare engines	20%	69,441	-	69,441	53,401
Replacement part kits	20%	249,527	(99,194)	150,333	105,123
Aircraft and safety equipment	20%	1,017	(257)	760	635
Tools	10%	4,887	(557)	4,330	1,700

		366,667	(115,139)	251,528	160,859
Property, plant and equipment in service
Software licenses	20%	25,074	(9,971)	15,103	12,772
Vehicles	20%	3,419	(1,335)	2,084	1,017
Machinery and equipment	10%	11,487	(1,270)	10,217	3,438
Furniture and fixtures	10%	8,817	(1,565)	7,252	3,571
Computers and peripherals	20%	13,526	(4,798)	8,728	3,739
Communication equipment	10%	1,477	(333)	1,144	877
Facilities	10%	3,071	(393)	2,678	942
Brand names and patents	-	37	-	37	37
Maintenance Center	7.27%	35,495	(644)	34,851	-
Leasehold improvements	4%	3,601	(1,960)	1,641	22,519
Work in progress	-	23,256	-	23,256	13,492

		129,260	(22,268)	106,991	62,404

		495,927	(137,408)	358,519	223,263

Advances for aircraft acquisition	-	436,911	-	436,911	356,765

		932,838	(137,408)	795,430	580,028

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 76 Boeing 737-800 Next Generation (65 aircraft in 2005), as further explained in Note 15, and capitalized interest of R$ 33,068 are included (R$ 17,113 in 2005). The pre-delivery deposits that will be refunded were classified in current assets.

The gains on the sale-leaseback transactions in 2006 made by the subsidiary GAC Inc. in the amount of R$ 98,071 are fully recognized in nonoperating results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

9. Loans and Financing

	Annual	Consolidated

	Interest
Current:	rate	2006	2005

Brazilian Currency
Working capital	15.50%	128,304	54,016
BNDES Loan	9.60%	9,648	-

		137,952	54,016
Foreign Currency
IFC Loan	7.24%	2,736	-

Total short-term borrowings and financings		140,688	54,016

Long term:
Brazilian Currency
BNDES Loan	9.60%	54,626	-

Foreign Currency
Bank Loans	5.39%	128,303	-
IFC Loan	7.24%	107,150	-

		290,079	-

Perpetual notes	8.75%	436,902	-

Total long-term borrowings and financings		726,981	-

Total borrowings and financings		867,669	54,016

The long-term financing maturities, except for the Perpetual Notes that do not have a determined maturity, considering the 12-month period from January 1 to December 31 of each year are as follows:

						Beyond
	2008	2009	2010	2011	2012	2012	Total

Brazilian Currency
BNDES Loan	13,883	13,651	12,998	13,106	988	-	54,626

Foreign Currency
Bank Loans	128,303	-	-	-	-	-	128,303
IFC Loan	17,817	17,817	17,817	17,817	17,817	18,065	107,150

	146,120	17,817	17,817	17,817	17,817	18,065	235,453

Total	160,003	31,468	30,815	30,923	18,805	18,065	290,079

( a ) Working Capital

On December 31, 2006, the Company has nine short-term credit lines with five financial institutions that allow loans up to R$ 332,000. One of those lines are guaranteed by promissory notes which allow loans up to R$ 200,000. On December 31, 2006, there were loans of R$ 128,304 using those instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

9. Loans and Financing – Continued

( b ) Perpetual Notes

In April 2006, the company, through its wholly-owned subsidiary Gol Finance, issued R$ 455 million (US$ 200 million) guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date. The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by the U.S. Exim Bank. At December 31, 2006, there was R$436,902 (US$ 204,350) outstanding under this facility.

( c ) Bank Loans

In April 2006, the Company, through its wholly-owned subsidiary GAC Inc., arranged firm an up to R$ 130 million (US$ 60 million) borrowing facility with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At December 31, 2006, there was R$128,303 (US$ 60,010) outstanding under this facility.

( d ) Other Financings

In June 2006, GOL signed long term borrowing agreements for R$ 75.7 million (US$ 35.0 million) with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$50 million) with the International Finance Corporation (IFC).

The BNDES credit line is being used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP 2.75% p.a. and is guaranteed by accounts receivable. As of December 31, 2006, there was R$ 54,626 (US$ 25,550) outstanding under this facility.

The financing with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR 1.875% p.a. and is guaranteed by spare parts. As of December 31, 2006, there was R$ 107,150 (US$ 50,117) outstanding under this facility.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

10. Provision for Contingencies

	2006	2005

Provision for labor contingencies	772	292
Provision for civil contingencies	4,943	2,045
Provision for tax contingencies	23,523	19,294

Total of provision for contingencies	29,238	21,631

Others accounts payable	475	7,784

Total of provision for contingencies and others	29,713	29,415

( a ) Labor and civil contingencies

The Company takes part in legal proceedings and civil and labor claims that arise in the ordinary course of business. Although the results of those proceedings cannot be forecasted, the final judgment of those actions will not have a relevant side effect in the Company’s financial position, operating income and cash flow, according to management’s opinion which is supported by its external legal advisors.

In order to demonstrate a better current estimate, the provisions constituted for probable losses are classified in non-current liabilities and are reviewed periodically based on the proceedings evolution and on the background of losses in favor of labor and civil claims.

( b ) Tax contingencies

( b1 ) PIS and COFINS

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations. Until 2006, the Company made judicial deposits in the amount of R$ 27,760 and the related provisions regarding legal obligations totaled R$ 22,423.

( b2 ) ICMS

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets. Given that there is no circulation of goods, the tax triggering event is not characterized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

10. Provision for Contingencies – Continued

( b ) Tax contingencies – Continued

( b2 ) ICMS – Continued

Estimated aggregated value of the current lawsuits - based on the 4% rate applied to the price of the lease aircraft and engines and taking these assets’ estimated useful life over the average period of the Company’s commercial leases – totals R$ 45,248 in 2006 (R$45,000 in 2005), monetarily adjusted and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

11. Transactions with Related Parties

The subsidiary GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The payable balances of the associated companies, in the amount of R$ 127 (R$ 97 in 2005) are included in the suppliers’ balance jointly with third-party operations. The expenses value that affected the 2006 income is R$ 4,152 (R$ 2,300 in 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

12. Shareholders’ Equity

a) Capital stock

i. On December 31, 2006, the capital stock is represented by 196,206,466 shares, being 107,590,792 common shares and 88,615,674 preferred shares

ii. The authorized capital stock at September 30, 2006 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restruction of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas. Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at December 31, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 63.44 and US$ 28.67 on the New York Stock Exchange – NYSE. The equity value per share at December 31, 2006 is R$ 10.54 (R$ 8.03 at December 31, 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

12. Shareholders’ Equity – Continued

a) Capital stock – Continued

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of the primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing. On May 2, 2005 the Company made a public subscription of 2,205,000 preferred shares, exercising the option for subscription and distribution of new shares according to the agreements entered into with financial institutions for placement of the new shares issued in the amount of R$ 77,440.

b) Capital reserves

i. Special goodwill reserve of subsidiary

The subsidiary Gol Transportes Aéreos S.A. constituted a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit that came from the goodwill amortization accounted by BSSF II Holdings Ltda. and absorbed by the incorporation of that company. The special goodwill reserve may be capitalized at the end of each fiscal year, once the tax benefit has been realized by means of an effective decrease in the taxes paid by the subsidiary. The tax realization of this credit would benefit without distinction all the Company’s shareholders on its realization dates. In the fiscal year ended on December 31, 2006 the tax benefit realized was R$ 5,838 (R$ 5,837 in 2005).

ii. Goodwill in the granting of shares

The goodwill reserve was determined based on the granting of shares as a result of the net wealth surplus in relation to the value recorded as capital increase and indistinctively benefits all the shareholders.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

12. Shareholders’ Equity – Continued

c) Revenue reserves

i. Legal

It is constituted by means of the appropriation of 5% of the net income for the year, according to the article 193 of Law No. 6,404/76.

ii. Reinvestments

The remaining net profit portion of the 2006 fiscal year after the constitution of legal reserve reduced from dividends and interest on shareholder’s equity, in the amount of R$ 469,103 (R$ 285,406 in 2005), was directed to reinvestment as estimated in the capital budget approved by the Board of Directors.

The reinvestment reserve aims to meet the investments estimated in the capital budget for the 2006 fiscal year and depends on the resolution at the Shareholders Annual Meeting to take place in the current year, in the estabilished period by the current societary bylaws.

d) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law.

In accordance with Law No. 9,249, - Changes in income tax, social contribution and other steps legislation, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the equity accounts and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 123,887 (including the IRRF in the amount of R$ 18,583).

The dividends proposal related to the fiscal year ended on December 31, 2006, which will be forwarded by Company’s Management to the shareholders’ approval at the Extraordinary General Meeting to take place in the current year, in the estabilished period by the current societary bylaws.

The base income for determining the dividends and the proposed dividends were calculated as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

12. Shareholders’ Equity – Continued

d) Dividends and Interest on Equity

	2006	2005

Net income for the year of the parent company	684,472	424,501
Legal reserve constitution	(34,224)	(21,225)

Base income for the determination of the minimum mandatory dividend	650,248	403,276

Mandatory minimum dividend, equivalent to 25 % of the base income	162,562	100,819

Proposed Dividends	173,108	103,852

Interest on equity, net of income tax	115,851	99,653
Supplementary dividends	57,257	4,194

Dividends per share	R$ 0.88	R$ 0.53

13. Cost of Services Rendered, Sales and Administrative Expenses

	2006					2005

	Cost of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	328,387	-	82,433	410,820	12.9	252,057	11.7
Aircraft fuel	1,227,001	-	-	1,227,001	38.4	808,268	37.4
Aircraft leasing	318,192	-	-	318,192	10.0	240,876	11.2
Maintenance materials and repair	146,505	-	-	146,505	4.6	55,373	2.6
Aircraft and traffic servicing	135,840	-	63,591	199,431	6.2	91,599	4.2
Sales and marketing	-	414,597	-	414,597	13.0	335,722	15.6
Landing fees	157,695	-	-	157,695	4.9	92,404	4.3
Depreciation and amortization	51,486	-	6,766	58,252	1.8	36,206	1.6
Other operating expenses	212,005	-	48,577	260,582	8.2	246,123	11.4

	2,577,111	414,597	201,367	3,193,075	100.0	2,158,628	100.0

Salaries, wages and benefits expenses include provision for 2006 employee profit sharing, in an estimated value of R$ 22,867 (R$ 30,535 in 2004).

In 2006, aircraft fuel expenses include R$ 2,464 arising from results with derivatives represented by fuel hedge contract results expired in the year and measured as effective to hedge the expenses against fuel price fluctuations.

The management’s compensation totaled R$ 3,022 in 2006 (R$ 2,851 in 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

14. Net Financial Income

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial Expenses:
Interest on loans	-	-	(64,786)	(19,383)
Foreign exchange variations on liabilities	(8,781)	-	(28,972)	(29,985)
Losses on financial instruments	-	-	(13,085)	(11,622)
CPMF tax	(2,158)	(1,506)	(13,922)	(10,208)
Monetary variations on liabilities	-	-	(4,901)	(5,873)
Interest on shareholder’s equity	(123,887)	(113,670)	(123,887)	(113,670)
Other	(302)	(12,485)	(7,012)	(28,331)

	(135,128)	(127,661)	(256,565)	(219,072)

Financial income:
Interest and gains on financial investments	389	1,855	42,568	5,319
Foreign exchange variations on assets	12,607	-	25,916	20,873
Gains on financial instruments	57,012	29,663	131,786	135,983
Capitalized interest	-	-	16,733	17,113
Monetary variations on assets	743	-	5,431	6,019
Financial bonus with serviced guarantee	167,450		167,450
Others	-	-	9,492	423

	238,201	31,518	399,376	185,730

Net financial income	103,073	(96,143)	142,811	(33,342)

15. Commitments

The Company leases its operating aircraft and rent airport terminals, other airport facilities, offices and other equipment. On December 31, 2006 the Company had operational lease agreements on 65 aircraft (42 in 2005), with expiration dates from 2007 to 2016.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

15. Commitments – Continued

The following table provides the obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of December 31, 2006:

						Beyond
	2007	2008	2009	2010	2011	2011	Total

Operating lease commitments
(1)	421,870	347,081	298,926	201,628	176,073	503,029	1,948,607
Pre-delivery deposits (2)	115,954	150,191	161,195	141,191	65,472	1,530	635,533
Aircraft purchase
commitments (3)	275,693	217,244	247,401	187,845	169,144	175,234	1,272,561

Total	813,517	714,516	707,522	530,664	410,689	679,793	3,856,701

(1)	The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 10,183 as guarantee of payments for aircraft leasing.

(2)	The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

(3)	The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 76 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 11,549 million (corresponding to approximately US$ 5,402 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim). During 2006, the Company has entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft.

16. Employees

The Company keeps a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On December 31, 2006, the provision made based on Management’s expectations and estimates is R$ 22,867 (R$ 30,535 in 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A
..
NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

16. Employees – Continued

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company administrators. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50%, quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

On January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

The transactions are summarized below:

	Stock options	Average pro-rated price for the period

Options granted in 2004	937,412	3.04
Outstanding on December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding on December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04
Outstanding on December 31, 2006	187,234	40.65

Quantity of options to be exercised on December 31, 2004	507,765	3.04
Quantity of options to be exercised on December 31, 2005	158,353	6.50
Quantity of options to be exercised on December 31, 2006	17,484	33.06

On December 31, 2006 and December 31, 2005, the weighted average fair values on the granting date of the stock options were R$ 27.20 and R$ 21.46, respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 2% dividend payment, an expected volatility of approximately 40.2%, a risk free weighted average rate of 13.7% and a medium maturity of 3.5 years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

16. Employees - Continued

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the intrinsic value on the date of the options granting, the income would have been R$ 3,239 lower (R$8,126 in 2005).

The exercise price gap and the remaining weighted average maturity of the outstanding options, as well as the exercise price gap for the options to be exercised on December 31, 2006 are summarized below:

Outstanding Options				Options to be Exercised

Price gap	Outstanding options on 12/31/2006	Remaining weighted average maturity	Weighted average price	Options to be exercised on 12/31/2006	Weighted average price

33.06	87,418	3.00	33.06	17,484	33.06
47.30	99,816	4.00	47.30	-	47.30

33.06-47.3	187,234	3.53	40.65	17,484	-

17. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, as its revenues are generated in reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses financial derivative instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of those risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its Subsidiary Gol are quotaholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

a) Fuel price risk and availability

Airline companies are exposed to aircraft fuel price change effects. Aircraft fuel consumption in 2006 and 2005 represented approximately 38.4% and 37.4%, respectively, of the Company’s operating expenses. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. Fuel hedges go towards fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices are highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The future contracts are listed on NYMEX, swaps are contracted with first class international banks and the options can either be those listed on NYMEX or those traded with first class international banks.

The Company also engages in financial derivative instruments agreements with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments made at fixed-rates or denominated in dollars.

The Company’s derivatives contracts, on December 31, 2006 and 2005, are summarized as follows (in thousand, except when indicated):

	2006		2005

On December 31:
Fair value of financial derivative instruments at year end	R$	(4,573)	R$	8,464
Average remaining term (months)		3		8
Hedged volume (barrels)	1,804,000			1,431,000

Year ended on December 31:
Hedge effectiveness gains (losses) recognized in aircraft fuel expense	R$	(8,665)	R$	5,246
Hedge ineffectiveness gains (losses) recognized in other incomes	R$	(1,125)	R$	397
Percentage of actual consumption hedged during year		77%		55%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company fcurrently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 65% and 44% of its jet fuel requirements for the first quarter of 2007 and second quarter of 2007, respectively, at average crude equivalent prices of approximately US$ 66.80 and US$ 69.20 per barrel, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

a) Fuel price risk and availability – Continued

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

On December 31, 2006, the Company recognized approximately R$ 18 (US$ 8) of additional gains in Others gains, net, related to the ineffectiveness of its hedges. The Company also recognized approximately R$ 61 (US$ 29) related to losses within the ineffective portion of the contracted hedges for future competences. As of December 31, 2006 there was an unrealized loss of R$ 3,018 (gains of R$ 5,586 in 2005) referring to the effective portion of the contracted hedges for future competences recorded in shareholders’s equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

a) Fuel price risk and availability – Continued

Market risk factor: Jet fuel price
Exchange market
Future contracts bought

	1Q07	2Q07	Total

Nominal volume in barrels (thousands)	986	818	1,804
Nominal volume in liters (thousands)	156,761	130,052	286,813
Future agreed rate per barrel (USD)*	66.80	69.20	67.90

Total in Reais **	140,849	121,010	261,859

*    Weighted average between the strikes of the collars and callspreads.
**  The exchange rate at 12/31/2006 was R$ 2.1380 / US$ 1.00 (R$ 2.3407 / US$ 1.00 at 12/31/2005)

b) Exchange rate risk

On December 31, 2006 the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at December 31, 2006 and 2005 is set forth below:

	Consolidado

	2006	2005

Assets
Cash, cash equivalents and financial investments	788,136	11,120
Deposits for aircraft leasing contracts	273,031	22,583
Prepaid leasing expenses	20,223	14,133
Advances to suppliers	-	48,793
Others	15,405	9,713

Total obligations in US dollar	1,096,795	106,342
Liabilities
Foreign suppliers	25,249	15,628
Operating leases payable	18,270	13,127
Insurance premium payable	44,897	25,371

	88,416	54,126

Foreign exchange exposure in R$	1,008,379	52,216
Total foreign exchange exposure in US$	471,646	22,308

Obligations not recorded in the balance sheet
Operating lease agreements	1,948,607	902,658
Obligations arising from firm orders
for aircraft purchase	11,549,004	10,614,923

	13,497,611	11,517,581

Total foreign exchange exposure in R$	14,505,990	11,569,797

Total foreign exchange exposure in US$	6,784,841	4,942,879

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

b) Exchange rate risk – Continued

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	2006			2005

On December 31:
Fair value of financial derivative instruments at year end	R$	(275)	R$	1,249
Longuest remaining term (months)		2		1
Hedged volume	R$ 180,127		R$	135,129

Period ended on December 31:
Hedge effectiveness losses recognized in operating expenses	R$	(2,868)	R$	(24,236)
Hedge ineffectiveness losses recognized in other income	R$	(1,269)		(10,921)
Percentage of expenses hedged during year		51%		60%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

b) Exchange rate risk – Continued

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. On December 31, 2006, the unrealized losses in “Accumulated other comprehensive income” totalized R$ 1,275 (gain of R$ 825 in 2005), net of taxes.

Market risk factor: Exchange rate
Exchange market
Future agreements bought

1Q07

Nominal value in dollars	84,250
Future agreed rate	2.19

Total in Reais	184,408

c) Credit risk of financial derivative instruments

The financial derivative instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amount by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by changes in international interest rates in US dollar due to the impact of such changes in interest expenses of operating lease agreements. On December 31, 2006, there were no open hedge contracts for the international interest rate risk.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

17. Financial Derivative Instruments – Continued

d) Interest rate risk – Continued

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2005, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 68,500 (R$ 238,381 in 2005) with periods of up to 24 months, with a fair market value of R$ (24) (R$ (38) in 2005), corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of December 31, 2006, the total amount invested in boxes was R$ 77,350 with average term of 88 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of December 31, 2006, the notional amount of fixed-rate swaps to CDI was R$75,000 with a fair value of R$ (256); and the notional amount of currency swaps to CDI was R$ 351,088 with a fair value or R$ 7,890. The changes in fair value of these swaps is reflected in financial income in the period of change.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

18. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	4,401,838	2,058,858
Civil Liability per occurrence/aircraft	1,603,500	750,000
Warranty – Hull/War	4,401,838	2,058,858
Inventories	421,582	197,185

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollar.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and arising liabilities. The payments for the hull to the lessor were made by the insurance company. The Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

19. Financial Quarterly Informations (Not audited)

The quarterly results of the period of January, 01 to December, 31 of 2006 and 2005 are sumarized as follows:

	First	Second	Third	Fourth
2006	quarter	quarter	quarter	quarter

Operational net revenue	863,016	844,028	1,082,971	1,012,002
Operational income	184,282	115,895	234,997	216,579
Net income of period	160,678	98,169	232,232	193,393
Earnings per share in R$	0.82	0.50	1.18	0.99

	First	Second	Third	Fourth
2005	quarter	quarter	quarter	quarter

Operational net revenue	589,159	562,168	696,658	821,105
Operational income	170,763	70,601	171,022	64,734
Net income of period	112,472	43,744	116,798	151,487
Earnings per share in R$	0.60	0.22	0.60	0.77

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX I – CASH FLOW STATEMENTS

	Parent Company		Consolidated

	2006	2005	2006	2005

Net income for the period	684,472	424,501	684,472	424,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	-	-	58,252	36,206
Provision for doubtful accounts receivable	-	-	5,476	1,343
Capitalized interest	-		(33,068)	(17,113)
Deferred income taxes	(37,782)	(33,278)	(31,533)	(23,287)
Equity accounting	(536,315)	(375,429)	-	-
Variations in operating assets and liabilities:
Receivables	-	-	(100,824)	(178,931)
Inventories	-	-	(34,482)	(19,645)
Prepaid expenses, taxes recoverable and other receivables	(135,533)	378,887	(298,615)	(41,358)
Suppliers	185	-	50,186	28,250
Operating leases payable	-	-	-	1,047
Airtraffic liability	-	-	117,468	57,909
Taxes payable	27,427	16,999	42,991	22,092
Insurance payable	-	-	44,897	1,311
Payroll and related charges	-	-	25,007	16,087
Provisions for contingencies	-	-	298	11,281
Dividends and interest on shareholder’s equity	(58,521)		(58,521)	-
Other liabilities	36,056	(16,013)	(6,711)	10,763

Net cash generated (used) in operating activities	(20,011)	395,667	465,293	330,456

Financial investments	(262,758)	(210,408)	(266,625)	(296,370)
Investments	571,897	(97,032)	(452)	(569)
Deposits for leasing contracts	-	-	(11,169)	3,941
Property, plant and equipment acquisition includes deposits
for aircraft acquisition	-	(95)	(240,586)	(476,016)

Net cash used in investment activities	309,139	(307,535)	(518,832)	(760,014)

Financing activities:
Short term borrowings	-	-	813,653	(64,333)
Tax benefit contributed by shareholders	-	-	-	-
Capital increase – incorporation of the Company	2,450	-	2,450	-
Capital increase – public share offering	-	271,730	-	271,730
Dividends paid	(181,145)	(60,676)	(181,145)	(60,676)
Total comprehensive income, net of taxes	(10,733)	6,411	(10,733)	6,411
Liabilities with associated companies	-	(273,267)	-	-

Net cash generated in financing activities	(189,428)	(55,802)	624,225	153,132

Net cash addition	99,700	32,330	570,686	(276,426)
Cash and cash equivalents at the beginning of the year	36,632	4,302	129,304	405,730

Cash and cash equivalents at the end of the year	136,332	36,632	699,990	129,304

Transactions not affecting cash
Tax benefit contributed by shareholders	5,838	5,837	5,838	5,837
Additional information
Interests paid	-	-	64,786	19,383
Income tax and social contribution paid for the year	81,022	-	251,868	168,975

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX II– VALUE ADDED STATEMENTS

	Parent Company		Consolidated

	2006	2005	2006	2005

REVENUES
Passenger, cargo and other transportation revenues	-	-	3,951,858	2,778,084
Provision for doubtful accounts receivable	-	-	(10,366)	(4,890)

INPUT ACQUIRED FROM THIRD PARTIES (includes
ICMS and IPI)
Fuel and lubricant suppliers	(8,664)	-	(1,227,001)	(828,268)
Material, energy, third-party services and other	-	(1,733)	(666,954)	(212,458)
Aircraft insurance	-	-	(30,169)	(29,662)
Sales and marketing	-	-	(414,597)	(335,722)

GROSS VALUE ADDED	(8,664)	(1,733)	1,602,771	1,367,084

RETENTIONS
Depreciation and amortization	-	-	(58,252)	(36,207)

NET VALUE ADDED GENERATED BY THE
COMPANY	(8,664)	(1,733)	1,544,519	1,330,877

VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	396,901	375,429	-	-
Interest income (expense)”	291,152	31,518	207,597	185,730

TOTAL VALUE ADDED TO BE DISTRIBUTED	679,389	405,214	1,752,116	1,516,607

VALUE ADDED DISTRIBUTION
Employees	-	-	(410,820)	(252,057)
Government	(118,804)	33,278	(439,080)	(367,687)
Financing companies	-	(13,991)	(64,786)	(105,401)
Leasers	-	-	(276,845)	(366,961)
Shareholders	(181,145)	(117,870)	(181,145)	(117,870)
Reinvested	(379,440)	(306,631)	(379,440)	(306,631)

TOTAL DISTRIBUTED VALUE ADDED	(679,389)	(405,214)	(1,752,116)	(1,516,607)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED)

	2006	2005

1) Calculation basis
Net revenues (NR)	3,802,017	2,669,090
Operating income (OI)	751,753	477,120
Gross payroll (GP)	123,432	100,895

	2006			2005

		%	%		%	%
	Value	sobre	sobre	Value	sobre	sobre
2) Internal Social Indicators	(R$ 000)	GP	NR	(R$ 000)	GP	NR

Food	20,702	16.77	0.54	10,324	10.23	0.39
Mandatory social charges	84,390	68.37	2.22	53,847	53.37	2.02
Professional development and qualification	4,652	3.77	0.12	8,650	8.57	0.32
Private Pension	-	0.00	0.00	3,609	3.58	0.14
Employees transportation	4,320	3.50	0.11	2,106	2.09	0.08
Safety and industrial medicine	1,570	1.27	0.04	40	0.04	0.00
Profit sharing	44,517	36.07	1.17	30,535	30.26	1.14

Total Internal Social Indicators	160,151	129.75	4.20	109,111	108.14	4.09

		2006			2005

		%	%		%	%
	Valor	sobre	sobre	Valor	sobre	sobre
3) External Social Indicators	(R$ mil)	GP	NR	(R$ mil)	GP	NR

Education	85	0.07	0.00	163	0.16	0.01
Culture	2,577	2.09	0.07	5.628	5.58	0.21
Sports and leisure	255	0.21	0.01	425	0.42	0.02
Health and sanitation	533	0.43	0.01	680	0.67	0.03
Taxes (social charges excluded)	448,747	363.56	11.80	277,969	275.50	10.41

Total External Social Indicators	452,197	366.36	11.89	284,865	282.33	10.68

4) Staff Indicators	2006	2005

Number of employees at the end of the year	8,840	5,456
Number of employees	8,828	5,444
Number of outsourced	3,538	1,926
Number of administrators	12	12
Gross remuneration segregated by :
Employees	120,746	97,616
Administered	2,686	3,279
Third-parties	76,388	51,128

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

4) Staff Indicators – Continued	2006	2005

Relation between the largest and the smallest remuneration , considering
employees and administered (salary)	96	107
Number of outsourced service providers	49	26
Number of hiring in the period	4,019	2,496
Number of lay-offs in the period	635	343
Number of interns	43	172
Number of special needs people	299	230
Total employees by age:
Less than 18 years old	12	9
From 18 to 35 years old	6,809	4,138
From 36 to 60 years old	1,999	1,305
Above 60 years old	20	4
Total of employees segregated by scholarity:
Illiterate	-	-
Elementary and Junior-High	79	66
High-School	5,626	3,387
Technical School	-	-
Higher Education	3,064	1,966
Graduates	71	37
Number of women working in the Company	3,487	2,170
Percentage of women in leadership positions	17%	40%
Number of black people working in the Company	147	168
Labor suit, segregated by:
Number of suits against the Company	189	138
Number of proven case	75	128
Number of unproven case	38	10
Total value of indemnity and tickets paid by justice’ decision	243	296

Clients’ interaction data:
Number of complaints received straightly by the entity	342	196
Number of complaints received through consumer and protection
defense agency	562	251
Number of complaints received by the Justice	2,421	1,235
Number of complaints answered by each listed jurisdiction	738	327
Amount of tickets and indemnity to clients, some consumer protection
and defense agency or by the Justice	1,160	-
Suits undertook by the Company to heal or minimize the causes of the
complaints	2,329	30

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

4) Staff Indicators – Continued	2006	2005

Environment
Investments and expenses for the maintenance of operating process to
improve the environment	175	146
Investments and expenses with the preservation and/or recovery of ruined
environments	-	50
Amount of environmental , administrative and legal processes against the
Company	-	-
Value of tickets and indemnities concerning environmental material,
determined administrative and/or legally.	-	-
Liabilities and environmental contingencies	-	-
* Information not available for year 2004.

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2006 and 2005

		2006	2005

Total number of job related accidents		110	23

The social and environmental projects developed	( )	( X )	( )
by the Company were defined by its:	officers	officers and	all
		managers	employees

The work environment health and safety	( )	( X )	( )
standards were defined by its :	officers	officers and	all
		managers	employees

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS – Continued
December 31, 2006 and 2005
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT (NOT AUDITED) – Continued

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2006 and 2005 – Continued

The profit sharing comprises:	( )	( )	( X )
	officers	officers and	all
		managers	employees

When choosing suppliers, the same ethical,	( )	( )	( X )
environmental and social responsibility standards	are not	are	are
adopted by the Company	considered	suggested	required

Regarding employees’ participation in	( )	( X )	( )
volunteering programs, the Company:	does not	supports	organizes
	involve itself	and
encourages

Interaction indicators with customers:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

Environment indicators:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.